

Mail Stop 3561

June 20, 2016

<u>Via E-mail</u>
Richard E. Perlman
Executive Chairman
ExamWorks Group, Inc.
3280 Peachtree Road NE, Suite 2625
Atlanta, GA 30305

> **Re:** **ExamWorks Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2016**
> **File No. 001-34930**

Dear Mr. Perlman:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 33

1.	We partially reissue prior comment one. Discuss in greater detail the negotiations surrounding the rollover and employment agreements and timing.

The Merger Agreement, page 90

2.	We note that you continue to state that "In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between ExamWorks, Parent and Merger Sub rather than to establish matters as facts." Please revise as requested by prior comment 9.

Richard E. Perlman
ExamWorks Group, Inc.
June 20, 2016
Page 2

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc:     Marianna Faircloth, Esq.
       Paul Hastings LLP